Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Second Quarter 2023 Financial Results

Q2 net revenues decreased by 5.2% year-over-year

Q2 gross billings (non-GAAP) decreased by 4.2% year-over-year

Q2 net income reached RMB173.9 million

BEIJING, August 18, 2023 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial and Operational Snapshots

•	Net revenues were RMB526.4 million (US$72.6 million), representing a 5.2% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB354.1 million (US$48.8 million), representing a 4.2% decrease year-over-year.

•	Gross profit was RMB466.9 million (US$64.4 million), representing a 0.7% increase year-over-year.

•	Net income was RMB173.9 million (US$24.0 million), as compared to RMB114.6 million in the second quarter of 2022.

•	Net income margin, defined as net income as a percentage of net revenues, increased to 33.0% from 20.6% in the second quarter of 2022.

•	New student enrollments[1] were 154,209, representing a 27.7% increase year-over-year.

•	As of June 30, 2023, the Company’s deferred revenue balance was RMB1,379.1 million (US$190.2 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses. (In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.)

“In Q2, our business showcased remarkable resilience and steady performance. Our second quarter net revenue reached RMB526.4 million, exceeding the high end of our guidance range. Net income experienced year-over-year increase, reaching RMB173.9 million in Q2, marking the ninth consecutive quarter of sustained profitability for our company. We maintain a positive outlook for the upcoming second half of the year,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

“Through proactive reassessment of our long-term strategic focus and implementation of a series of endeavors, our pursuit of developing valuable interest courses has continued to yield remarkable results. Specifically, our revenue in the professional certification preparation, professional skills and interest courses has surged by 32.7% year-over-year, and we have witnessed a 36.8% increase in new student enrollments in this sector. The robust market demands have instilled us with confidence and we remain committed to seizing emerging opportunities actively, promoting innovation and improvement to meet the diverse needs of adult learners, and achieving sustained growth and development,” concluded Mr. Liu.

Mr. Hangyu Li, Financial Controller of Sunlands, commented, “We are delighted to announce that this quarter was also an excellent quarter in financial perspective. Our gross profit margin reached 88.7%, an increase of 5.1 percentage points compared with the same period last year. Thanks to our persistent efforts in cost controls, the operating expenses decreased by RMB40.1 million, or 11.4%, year-over-year and our net income margin increased 12.4 percentage points compared to the same period last year. Looking forward, we will keep our commitment to delivering value to our stakeholders and maintaining a competitive edge in the industry.”

Financial Results for the second quarter of 2023

Net Revenues

In the second quarter of 2023, net revenues decreased by 5.2% to RMB526.4 million (US$72.6 million) from RMB555.0 million in the second quarter of 2022. The decrease was mainly driven by the year-over-year decline in gross billings in 2023.

Cost of Revenues

Cost of revenues decreased by 34.8% to RMB59.5 million (US$8.2 million) in the second quarter of 2023 from RMB91.2 million in the second quarter of 2022. The decrease was primarily due to declined compensation expenses related to headcount reduction of our cost of revenues personnel, including teachers and mentors.

Gross Profit

Gross profit increased by 0.7% to RMB466.9 million (US$64.4 million) in the second quarter of 2023 from RMB463.8 million in the second quarter of 2022.

Operating Expenses

In the second quarter of 2023, operating expenses were RMB311.0 million (US$42.9 million), representing an 11.4% decrease from RMB351.2 million in the second quarter of 2022.

Sales and marketing expenses decreased by 7.9% to RMB270.0 million (US$37.2 million) in the second quarter of 2023 from RMB293.0 million in the second quarter of 2022. The decrease was mainly due to declined compensation expenses related to headcount reduction of our sales and marketing personnel.

General and administrative expenses decreased by 29.1% to RMB33.1 million (US$4.6 million) in the second quarter of 2023 from RMB46.6 million in the second quarter of 2022. The decrease was mainly due to declined rental expenses due to the early termination of a lease contract.

Product development expenses decreased by 31.0% to RMB8.0 million (US$1.1 million) in the second quarter of 2023 from RMB11.6 million in the second quarter of 2022. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the second quarter of 2023 was RMB173.9 million (US$24.0 million), as compared to RMB114.6 million in the second quarter of 2022.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB25.12 (US$3.46) in the second quarter of 2023.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2023, the Company had RMB749.5 million (US$103.4 million) of cash, cash equivalents and restricted cash and RMB63.2 million (US$8.7 million) of short-term investments, as compared to RMB757.4 million of cash, cash equivalents and restricted cash and RMB70.5 million of short-term investments as of December 31, 2022.

Deferred Revenue

As of June 30, 2023, the Company had a deferred revenue balance of RMB1,379.1 million (US$190.2 million), as compared to RMB1,690.9 million as of December 31, 2022.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB1.0 million (US$0.1 million) in the second quarter of 2023, as compared to RMB0.3 million in the second quarter of 2022.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. As of August 17, 2023, the Company had repurchased an aggregate of 456,118 ADSs for approximately US$2.1 million under the share repurchase program.

Financial Results for the First Six Months of 2023

Net Revenues

In the first six months of 2023, net revenues decreased by 6.4% to RMB1,093.2 million (US$150.8 million) from RMB1,168.3 million in the first six months of 2022.

Cost of Revenues

Cost of revenues decreased by 32.1% to RMB127.6 million (US$17.6 million) in the first six months of 2023 from RMB188.0 million in the first six months of 2022.

Gross Profit

Gross profit decreased by 1.5% to RMB965.6 million (US$133.2 million) from RMB980.3 million in the first six months of 2022.

Operating Expenses

In the first six months of 2023, operating expenses were RMB631.8 million (US$87.1 million), representing a 9.4% decrease from RMB697.0 million in the first six months of 2022.

Sales and marketing expenses decreased by 7.9% to RMB541.4 million (US$74.7 million) in the first six months of 2023 from RMB588.0 million in the first six months of 2022.

General and administrative expenses decreased by 14.5% to RMB72.7 million (US$10.0 million) in the first six months of 2023 from RMB85.1 million in the first six months of 2022.

Product development expenses decreased by 26.2% to RMB17.7 million (US$2.4 million) in the first six months of 2023 from RMB23.9 million in the first six months of 2022.

Net Income

Net income for the first six months of 2023 was RMB354.0 million (US$48.8 million), compared with RMB294.0 million in the first six months of 2022.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB51.13 (US$7.05) in the first six months of 2023, compared with RMB43.95 in the first six months of 2022.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB4.8 million (US$0.7 million) in the first six months of 2023, compared with RMB1.2 million in the first six months of 2022.

Outlook

For the third quarter of 2023, Sunlands currently expects net revenues to be between RMB470 million to RMB490 million, which would represent a decrease of 15.0% to 18.4% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate for June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on August 18, 2023, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register.vevent.com/register/BI2fa7774d43e34ce697c1d5bd158f825d

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expense, non-GAAP income from operations and Non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net income exclude share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	753,642	746,770	102,984
Restricted cash	3,762	2,705	373
Short-term investments	70,542	63,209	8,717
Prepaid expenses and other current assets	98,272	116,157	16,019
Deferred costs, current	42,886	23,238	3,205
Total current assets	969,104	952,079	131,298
Non-current assets
Property and equipment, net	813,783	799,804	110,298
Intangible assets, net	1,509	1,784	246
Right-of-use assets	274,643	139,732	19,270
Deferred costs, non-current	78,839	72,789	10,038
Long-term investments	73,513	66,419	9,160
Deferred tax assets	26,799	20,270	2,795
Other non-current assets	37,880	35,342	4,874
Total non-current assets	1,306,966	1,136,140	156,681
TOTAL ASSETS	2,276,070	2,088,219	287,979

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	436,339	367,034	50,616
Deferred revenue, current	986,086	716,647	98,830
Lease liabilities, current portion	17,065	7,394	1,020
Long-term debt, current portion	38,654	38,654	5,331
Total current liabilities	1,478,144	1,129,729	155,797

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	704,860	662,426	91,353
Lease liabilities, non-current portion	316,844	161,215	22,233
Deferred tax liabilities	5,984	4,555	628
Other non-current liabilities	6,770	6,870	947
Long-term debt, non-current portion	143,319	123,992	17,099
Total non-current liabilities	1,177,777	959,058	132,260
TOTAL LIABILITIES	2,655,921	2,088,787	288,057

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,982,516 and 3,131,807 shares issued as of December 31, 2022 and June 30, 2023, respectively; 2,618,698 and 2,740,119 shares
outstanding as of December 31, 2022 and June 30, 2023, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2022 and June 30, 2023, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,481,353 and 3,332,062 shares issued and outstanding
as of December 31, 2022 and June 30, 2023, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(2,812,114)	(2,458,125)	(338,991)
Additional paid-in capital	2,309,740	2,308,277	318,326
Accumulated other comprehensive income	127,885	155,161	21,398
Total Sunlands Technology Group shareholders’ (deficit)/equity	(374,487)	5,315	733
Non-controlling interest	(5,364)	(5,883)	(811)
TOTAL SHAREHOLDERS’ DEFICIT	(379,851)	(568)	(78)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,276,070	2,088,219	287,979

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Three Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Net revenues	554,991	526,353	72,587
Cost of revenues	(91,237)	(59,491)	(8,204)
Gross profit	463,754	466,862	64,383

Operating expenses
Sales and marketing expenses	(292,978)	(269,969)	(37,230)
Product development expenses	(11,578)	(7,992)	(1,102)
General and administrative expenses	(46,635)	(33,085)	(4,563)
Total operating expenses	(351,191)	(311,046)	(42,895)
Income from operations	112,563	155,816	21,488
Interest income	3,842	7,561	1,043
Interest expense	(2,552)	(2,046)	(282)
Other income, net	4,750	8,171	1,127
Gain on disposal of a subsidiary	-	247	34
Income before income tax (expenses)/benefit
and (loss)/gain from equity method investments	118,603	169,749	23,410
Income tax (expenses)/benefit	(3,652)	1,404	194
(Loss)/gain from equity method investments	(391)	2,730	376
Net income	114,560	173,883	23,980

Less: Net loss attributable to non-controlling interest	(52)	-	-
Net income attributable to Sunlands Technology Group	114,612	173,883	23,980
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	16.89	25.12	3.46
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,784,685	6,921,304	6,921,304

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Net income	114,560	173,883	23,980
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	31,807	29,603	4,082
Total comprehensive income	146,367	203,486	28,062
Less: comprehensive loss attributable to non-controlling
interest	(52)	-	-
Comprehensive income attributable to Sunlands Technology
Group	146,419	203,486	28,062

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2022	2023
	RMB	RMB
Net revenues	554,991	526,353
Less: other revenues	(31,088)	(42,377)
Add: tax and surcharges	17,209	9,779
Add: ending deferred revenue	1,998,062	1,379,073
Add: ending refund liability	199,028	107,319
Less: beginning deferred revenue	(2,170,948)	(1,513,896)
Less: beginning refund liability	(197,494)	(112,188)
Gross billings (non-GAAP)	369,760	354,063

Net income	114,560	173,883
Add: income tax expenses/(benefit)	3,652	(1,404)
depreciation and amortization	9,274	7,677
interest expense	2,552	2,046
Less: interest income	(3,842)	(7,561)
EBITDA (non-GAAP)	126,196	174,641

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2022	2023
	RMB	RMB
Cost of revenues	(91,237)	(59,491)
Less: Share-based compensation expenses in cost of revenues	-	-
Non-GAAP cost of revenues	(91,237)	(59,491)

Sales and marketing expenses	(292,978)	(269,969)
Less: Share-based compensation expenses in sales and marketing expenses	(4,088)	-
Non-GAAP sales and marketing expenses	(288,890)	(269,969)

General and administrative expenses	(46,635)	(33,085)
Less: Share-based compensation expenses in general and administrative expenses	(2,725)	-
Non-GAAP general and administrative expenses	(43,910)	(33,085)

Operating costs and expense	(442,428)	(370,537)
Less: Share-based compensation expenses	(6,813)	-
Non-GAAP operating costs and expense	(435,615)	(370,537)

Income from operations	112,563	155,816
Less: Share-based compensation expenses	(6,813)	-
Non-GAAP income from operations	119,376	155,816

Net income attributable to Sunlands Technology Group	114,612	173,883
Less: Share-based compensation expenses	(6,813)	-
Non-GAAP net income attributable to Sunlands Technology Group	121,425	173,883

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	16.89	25.12
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	17.90	25.12

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,784,685	6,921,304
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,784,685	6,921,304

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Net revenues	1,168,305	1,093,229	150,763
Cost of revenues	(187,957)	(127,646)	(17,603)
Gross profit	980,348	965,583	133,160

Operating expenses
Sales and marketing expenses	(587,975)	(541,383)	(74,660)
Product development expenses	(23,933)	(17,672)	(2,437)
General and administrative expenses	(85,095)	(72,725)	(10,029)
Total operating expenses	(697,003)	(631,780)	(87,126)
Income from operations	283,345	333,803	46,034
Interest income	7,008	14,122	1,948
Interest expense	(5,277)	(4,170)	(575)
Other income, net	14,342	16,969	2,340
Gain on disposal of a subsidiary	-	247	34
Impairment loss on long-term investments	(500)	-	-
Income before income tax expenses
and loss from equity method investments	298,918	360,971	49,781
Income tax expenses	(4,343)	(6,327)	(873)
Loss from equity method investments	(604)	(654)	(90)
Net income	293,971	353,990	48,818

Less: Net (loss)/income attributable to non-controlling interest	(1,279)	1	-
Net income attributable to Sunlands Technology Group	295,250	353,989	48,818
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	43.95	51.13	7.05
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,717,836	6,923,858	6,923,858

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Amounts in thousands)
	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Net income	293,971	353,990	48,818
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	29,188	27,276	3,762
Total comprehensive income	323,159	381,266	52,580
Less: comprehensive (loss)/income attributable to non-controlling
interest	(1,279)	1	-
Comprehensive income attributable to Sunlands Technology
Group	324,438	381,265	52,580

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
Net revenues	1,168,305	1,093,229
Less: other revenues	(57,995)	(84,224)
Add: tax and surcharges	44,421	27,774
Add: ending deferred revenue	1,998,062	1,379,073
Add: ending refund liability	199,028	107,319
Less: beginning deferred revenue	(2,348,179)	(1,690,946)
Less: beginning refund liability	(243,236)	(133,066)
Gross billings (non-GAAP)	760,406	699,159

Net income	293,971	353,990
Add: income tax expenses	4,343	6,327
depreciation and amortization	19,161	15,267
interest expense	5,277	4,170
Less: interest income	(7,008)	(14,122)
EBITDA (non-GAAP)	315,744	365,632

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB
Cost of revenues	(187,957)	(127,646)
Less: Share-based compensation expenses in cost of revenues	(33)	-
Non-GAAP cost of revenues	(187,924)	(127,646)

Sales and marketing expenses	(587,975)	(541,383)
Less: Share-based compensation expenses in sales and marketing expenses	(4,166)	-
Non-GAAP sales and marketing expenses	(583,809)	(541,383)

General and administrative expenses	(85,095)	(72,725)
Less: Share-based compensation expenses in general and administrative expenses	(2,982)	-
Non-GAAP general and administrative expenses	(82,113)	(72,725)

Operating costs and expense	(884,960)	(759,426)
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP operating costs and expense	(877,779)	(759,426)

Income from operations	283,345	333,803
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP income from operations	290,526	333,803

Net income attributable to Sunlands Technology Group	295,250	353,989
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP net income attributable to Sunlands Technology Group	302,431	353,989

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	43.95	51.13
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	45.02	51.13

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,717,836	6,923,858
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,717,836	6,923,858